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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 11, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:
We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Vectors BDC Income ETF, VanEck Vectors Emerging Markets Aggregate Bond ETF, VanEck Vectors Emerging Markets High Yield Bond ETF, VanEck Vectors Fallen Angel High Yield Bond ETF, VanEck Vectors Green Bond ETF, VanEck Vectors International High Yield Bond ETF, VanEck Vectors Investment Grade Floating Rate ETF, VanEck Vectors Mortgage REIT Income ETF and VanEck Vectors Preferred Securities ex Financials ETF (the “Funds”), series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS
Comment 2.
Please retain the legend pursuant to Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), on the prospectus cover page until January 1, 2022, per Item 1(a)(5) of Form N-1A.

Response 2.	We hereby confirm that the Funds do not intend to rely on Rule 30e-3 prior to January 1, 2022 and accordingly are not required to include the language specified in Item 1(a)(5) of Form N-1A.

Comment 3.
With respect to footnote (a) to the “Annual Fund Operating Expenses” table for each Fund, please confirm whether there are still offering costs for the Funds. If there still are offering costs, please confirm (a) whether each Fund’s offering cost will be paid by Van Eck Associates Corporation (the “Adviser”), (b) whether each Fund is subject to an expense limitation or reimbursement agreement with the Adviser, and (c) there is no agreement to recoup offering costs, if any.

Response 3.
We hereby confirm that the offering costs for the Funds, if any, will be paid by the Adviser until at least September 1, 2022. We further confirm that the Funds are currently not subject to an expense limitation or reimbursement agreement with the Adviser and there is no agreement to recoup offering costs paid by the Adviser.

Comment 4.
With respect to the “Summary Information—Principal Investment Strategies” section of each Fund, the Staff notes that certain information is provided as of April 30, 2020. Please confirm that all information will be updated as of a more recent date when the filing becomes effective.

Response 4.	The disclosure has been revised accordingly.

Comment 5.
With respect to the “Authorized Participant Concentration Risk” in the “Summary Information—Principal Risks of Investing in the Fund” section of each Fund, the Staff notes that “greater” has been added to the risk disclosure. Please delete or supplementally explain what the word “greater” adds to this disclosure.

Response 5.
We supplementally submit that the addition of the word “greater” was intended to clarify that while shares of the Funds, like other exchange-traded funds, may trade at a minimal premium or discount to their net asset values under normal circumstances, if the Funds’ Authorized Participants exit the business, or are unable to or choose not to process the Funds’ creation and/or redemption orders, and no other Authorized Participants are able to step forward to create and redeem, shares of the Funds may trade at a greater discount or premium than normal.

Comment 6.
With respect to the “Annual Fund Operating Expenses” table for VanEck Vectors Green Bond ETF, please confirm inclusion of “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursement.” The Staff notes that the disclosure in the Statement of Additional Information indicates that the Fund has adopted a unitary fee arrangement whereas the table suggests that a fee waiver or expense reimbursement agreement is in place. Please supplementally explain and confirm which is accurate.

Response 6.
We hereby confirm that VanEck Vectors Green Bond ETF has adopted a unitary fee arrangement and does not currently have a fee waiver or expense reimbursement agreement with the Adviser. The disclosure has been revised accordingly.

Comment 7.
With respect to VanEck Vectors Green Bond ETF and any other Funds in the filing for which there is a fee waiver agreement, please provide the fee waiver agreement and confirm that the Adviser may not voluntarily terminate the agreement. Please also confirm whether the Adviser can recoup fees or expenses waived or reimbursed. If so, please disclose the terms of the fee waiver.

Response 7.
We hereby confirm that the Funds are not currently subject to an expense limitation or reimbursement arrangement with the Adviser. We further confirm that if the Funds are subject to an expense limitation or reimbursement arrangement with the Adviser, the Adviser cannot recoup fees or expenses waived or reimbursed.

Comment 8.
Please reconcile the disclosure in the “Additional Information About the Funds’ Investment Strategies and Risks—Principal Risks of Investing in the Fund—Risk of Investing in Emerging Market Issuers” section with the disclosure under the “Risk of Investing in Foreign Securities” section. The Staff notes that the fourth paragraph under “Political and Economic Risk” of the “Additional Information About the Funds’ Investment Strategies and Risks—Principal Risks of Investing in the Fund—Risk of Investing in Emerging Market Issuers” section states that “[e]ach Fund, as an investor in such issuers, may be indirectly subject to those risks” whereas the fourth paragraph under the “Risk of Investing in Foreign Securities” section states “[e]ach Fund, as an investor in such issuers, will be indirectly subject to those risks.”

Response 8.
The disclosure in the fourth paragraph under “Political and Economic Risk” of the “Additional Information About the Funds’ Investment Strategies and Risks—Principal Risks of Investing in the Fund—Risk of Investing in Emerging Market Issuers” section has been revised to change “may” to “will.”

Comment 9.
Under the “Additional Information About the Funds’ Investment Strategies and Risks—Principal Risks of Investing in the Fund—Risk of Investing in Energy Sector” section, please explain why the last two sentences from the first paragraph have been deleted from the Item 9 disclosure but remain in the Item 4 disclosure.

Response 9.	The Item 9 disclosure has been revised to include the deleted sentences referenced above.

Comment 10.
With respect to the back cover of the prospectus, the disclosure states that the Statement of Additional Information (“SAI”) is dated as of September 1, 2020. Please confirm whether this is the correct date.

Response 10.	The disclosure has been revised to change the date of the SAI to September 1, 2021.

DECLARATION OF TRUST
Comment 11.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 11.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 12.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 12.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 13.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai